UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70974

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LATAM FINANCIAL PARTNERS, LLC DBA FUNDAMENTAL SECURITIES

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1655 North Commerce Prkw 301
(No. and Street)

Weston	Florida	33326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Farid A. Velasquez	(786) 663 3786	finop@fundamental-securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, P.A.
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Farid A. Velasquez</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>LATAM FINANCIAL PARTNERS, LLC DBA FUNDAMENTAL SECURITIES</u>, as of <u>December 31st</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Farid Velasquez

Title:

CFO & FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LATAM FINANCIAL PARTNERS, LLC DBA FUNDAMENTAL SECURITIES

Miami, Florida

Financial Statements and Independent

Auditor's Report

Year Ended 12/31/2025

LATAM FINANCIAL PARTNERS, LLC DBA FUNDAMENTAL SECURITIES
Financial Statements
December 31, 2025

Table of Contents



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Latam Financial Partners, LLC DBA Fundamental Securities

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Latam Financial Partners, LLC DBA Fundamental Securities as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Latam Financial Partners, LLC DBA Fundamental Securities as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Latam Financial Partners, LLC DBA Fundamental Securities' management. Our responsibility is to express an opinion on Latam Financial Partners, LLC DBA Fundamental Securities' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Latam Financial Partners, LLC DBA Fundamental Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Latam Financial Partners, LLC DBA Fundamental Securities' auditor since 2023.

Maitland, Florida

April 10, 2026

LATAM FINANCIAL PARTNERS, LLC DBA FUNDAMENTAL SECURITIES
Statements of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	87,724
Accounts Receivable		6,602
Prepaid expenses and deposits		1,228
Total assets	$	95,554

LIABILITIES AND MEMBERS' CAPITAL

Accrued expenses and other liabilities	$	8,725
Total liabilities		8,725
Members' capital		86,829
Total liabilities and members' capital	$	95,554

The accompanying notes are an integral part of these financial statements.

LATAM FINANCIAL PARTNERS, LLC DBA FUNDAMENTAL SECURITIES
Notes to Financial Statements
December 31, 2025

Note 1 - Organization

LATAM FINANCIAL PARTNERS, LLC DBA FUNDAMENTAL SECURITIES (The "Company") was incorporated in Florida on August 23, 2017. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). In accordance with FINRA NTM 16-37, the Company applied for and was granted Capital Acquisition Broker ("CAB") status on July 7, 2023. The Company concluded that its expected activities were consistent with the limitations imposed on CABs under CAB Rule 016.

The Company is a capital acquisition broker, that engages in institutional' focused investment activities such as private placements. It neither carries customer accounts nor holds customer cash or securities and is exempt from the reserve requirements pursuant to Footnote 74 of the SEC Release No. 34-70073. The Company does not act as a dealer or market maker. It has not executed any securities transactions since it commenced operations.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles ("US GAAP").

Recently adopted accounting pronouncement: Effective January 1, 2025, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. The adoption of ASU 2023-09 did not have an impact on the Company's financial statements.

Cash and Cash Equivalents: The Company considers all unrestricted deposits and cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2025, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Note 3 - Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 of $3,245 and, as of December 31, 2025 of $6,602.

Note 4 - Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position.

A tax position includes an entity's status, including its status as a pass through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the company's activities for tax years before 2023.

Note 5 - Net Capital Rule

The Company, as a registered broker-dealer in securities, is subject to SEA Rule 15c3-1 that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2025, the Company had net capital of $78,999 which was $73,999 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2025, the ratio of "Aggregate Indebtedness" to "Net Capital" was 11.04%.

Note 6 - Commitments and Contingencies

At December 31, 2025, the Company did not have any commitments or contingencies.

Note 7 – Company Conditions

The Company has not received capital contributions from its members for working capital. The Company's members have represented that they intend to continue making capital contributions, as needed, to ensure the Company's continuing operations. The members have the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

On August 14, 2025, FINRA approved for Mr. Daniel Schwartz to sell his ownership in the Company to Fundamental Compliance Services (FCS) and Isla Ventures, LLC (Isla).

Note 8 – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including Capital Raising, Corporate Restructuring, Administrative Fees and Supervisory Fees.

The Company has identified its Chief Executive Officer (CEO) as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100% percent of its total revenues from two external customers in 2025.

Note 9 - Subsequent Events

The Company has evaluated subsequent events through April 14, 2026, which is the date the financial statements were available to be issued and have determined no adjustments or disclosures are required during this period which would render these financial statements to be misleading.